File No. 82-763

SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)
Communications & Investor Relations
Box 7827
SE-103 97 STOCKHOLM
Sweden
Tel +46 8-788 51 00
Fax +46 8-678 81 30
www.sca.com

Date	20 September 2002
Company	Securities and Exchange Commission
Fax no	+ 1 202-942 96 24
To	Special Counsel/Office of International Corporate Finance
From	Peter Nyquist, VP Communications & Investor Relations
No of pages (inclusive)	2

SUPPL

SCA

Re: Svenska Cellulosa Aktiebolaget SCA - Rule 12g3-2 (b) Exemption File No. 82-763

Dear Sirs,

On behalf of Svenska Cellulosa Aktiebolaget SCA ("SCA"), enclosed please find a copy of today's dated press release,"SCA acquires UK tissue producer", which is being furnished to you pursuant to Rule 12g3-2 (b) of the Securities Exchange Act of 1934.

Please acknowledge receipt of this telefax and the enclosure by date-stamping the enclosed copy of this telefax and returning it to our messenger.

Sincerely yours,

Peter Nyquist / Annette Sporrong

Encl.

dlw 9/23

INFORMATION

SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)
Communications and Investor Relations
Box 7827, SE-103 97 STOCKHOLM, Sweden
Tel +46 8-788 51 00, Fax +46 8-678 81 30
www.sca.com

SCA

File No. 82-763

SCA acquires UK tissue producer

SCA has acquired tissue producer Benedetti Paper Division for a price amounting to SEK 135 M on a debt-free basis. Benedetti is currently the third largest tissue producer in the Away-From-Home (AFH) segment in the UK, with sales of approximately SEK 390 M from its converting operations. The acquisition will give SCA a more complete product portfolio. After the acquisition this spring of CartoInvest and its new tissue mill in Oakenholt, Wales, the intention is to transfer Benedettis' production capacity to the Oakenholt mill, consolidating SCA's AFH-activities in the UK to one plant.

Benedettis' UK operations comprise two converting companies, Pendigo and KSS, which are supplied with base tissue (mother reels) by external suppliers and together produce some 20,000 tons of converted products. The acquisition will considerably strengthen SCA's position on the UK tissue market and SCA will reach a market share of about 17 percent. The UK tissue market consumes 765,000 tons of tissue paper each year, of which the AFH segment accounts for nearly one third.

Based on forecast operating surplus for the year the acquisition's EBITDA multiple amounts to 7.8, while the relationship between the purchase price and annual sales is 0.35. It is estimated that the present value of future, free cash flow will exceed the purchase price by approximately 90 percent, yielding a CVA index of 1.9. The acquisition does not require the approval of the UK competition authorities and is expected to have a positive effect on SCA's earnings per share within the first 12 months.

Stockholm, 20 September 2002

SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)
Communications and Investor Relations

For further information, please contact:

Jan Åström, President and CEO. Phone: +46 70-586 07 01
Peter Nyquist, Senior Vice President Communications and Investor Relations. Phone: +46 70-575 29 06